UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K/A
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 23, 2006

NTS REALTY HOLDINGS LIMITED PARTNERSHIP
(Exact name of registrant as specified in its charter)

Delaware	**001-32389**	**41-2111139**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

10172 Linn Station Road
Louisville, Kentucky 40223
(Address of principal executive offices)

(502) 426-4800
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 9.01. Financial Statements and Exhibits.

(a)   Financial Statements of Businesses Acquired: See Below

(b)   Pro Forma Financial Information: See Below

On March 23, 2006, NTS Realty Holdings Limited Partnership ("NTS Realty") acquired two multifamily properties commonly known as AMLI at Castle Creek ("Castle Creek") and AMLI at Lake Clearwater ("Lake Clearwater"), each of which is located in Indianapolis, Indiana. On March 29, 2006, NTS Realty filed a Current Report on Form 8-K (the "Initial 8-K") to report these acquisitions. NTS Realty stated in the Initial 8-K that the financial statements required by Item 9.01 would be filed no later than 71 days after the date that the Initial 8-K was filed. NTS Realty is hereby amending the Initial 8-K by filing certain financial information relating to Castle Creek and Lake Clearwater (see Item 9.01(c) below) as required by Rule 3-14 and Article 11 of Regulation S-X. The information previously reported under Item 2.01 of the Initial 8-K is hereby incorporated by reference into this Current Report on Form 8-K/A.

(c)   Exhibits:
        99.1   (a) Financial Statements of Real Estate Operations Acquired
                   Independent Auditors' Report
                   Combined Historical Statement of Revenue in Excess of Certain Expenses
                   Notes to Combined Historical Statement of Revenue in Excess of Certain Expenses

               (b) Pro Forma Financial Information
                   Pro Forma Balance Sheet
                   Pro Forma Statement of Operations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS REALTY HOLDINGS LIMITED PARTNERSHIP

By: NTS Realty Capital, Inc.
Its: Managing General Partner

/s/ Gregory A. Wells

By: Gregory A. Wells
Its: Executive Vice President and CFO

Date: May 12, 2006

Exhibit 99.1

Independent Auditors' Report

Board of Directors
NTS Realty Holdings Limited Partnership

The Partners
AMLI Residential Properties, L.P.:

We have audited the accompanying Combined Historical Statement of Revenue in Excess of Certain Expenses ("Historical Statement") of the Communities Acquired from AMLI Residential Properties, L.P. on March 23, 2006 ("Communities") for the year ended December 31, 2005. This Historical Statement is the responsibility of the management of the Communities. Our responsibility is to express an opinion on the Historical Statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Historical Statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Communities' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the Historical Statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Historical Statement. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Historical Statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in the Form 8-K/A of NTS Realty Holdings Limited Partnership) as described in Note 2. This presentation is not intended to be a complete presentation of the Communities' revenue and expenses.

In our opinion, the Historical Statement referred to above presents fairly, in all material respects, the revenue in excess of certain expenses described in Note 2 of the Communities for the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Chicago, Illinois
May 11, 2006

COMMUNITIES ACQUIRED FROM
AMLI RESIDENTIAL PROPERTIES, L.P. ON MARCH 23, 2006
Combined Historical Statement of Revenue in Excess of Certain Expenses

Year ended December 31, 2005

(Dollars in thousands)

Revenue:		
Rent and other	$	5,147
Certain expenses:		
Operating expenses		1,249
Real estate taxes and insurance		662
		1,911
Revenue in excess of certain expenses	$	3,236

See accompanying notes to Combined Historical Statement of Revenue in Excess of Certain Expenses

COMMUNITIES ACQUIRED FROM
AMLI RESIDENTIAL PROPERTIES, L.P. ON MARCH 23, 2006
Notes to Combined Historical Statement of Revenue in Excess of Certain Expenses

Year ended December 31, 2005

(Dollars in thousands)

(1)   Communities Acquired

The communities acquired from AMLI Residential Properties, L.P. ("Communities") consist of AMLI at Lake Clearwater ("Lake Clearwater"), a 216-unit apartment home community located in Indianapolis, Indiana and AMLI at Castle Creek ("Castle Creek"), a 276-unit apartment home community located in Indianapolis, Indiana. Lake Clearwater and Castle Creek were developed by AMLI Residential Properties, L.P. ("AMLI"). On March 23, 2006, NTS Realty Holdings Limited Partnership ("NTS Realty") acquired the Communities.

(2)   Basis of Presentation

The Combined Historical Statement of Revenue in Excess of Certain Expenses has been prepared for the purpose of complying with Rule 3-14 of the Securities and Exchange Commission Regulation S-X and for inclusion in the Form 8-K/A of NTS Realty dated May 12, 2006 and is not intended to be a complete presentation of the Communities' revenue and expenses.

The Combined Historical Statement of Revenue in Excess of Certain Expenses is presented on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles. The Combined Historical Statement of Revenue in Excess of Certain Expenses is not representative of the actual operations for the period presented, as certain expenses, which may not be comparable to the expenses expected to be incurred in the proposed future operations of the Communities, have been excluded. Expenses excluded consist of management fees, interest, depreciation and amortization and other expenses not directly related to the future operations of the Communities.

(3)   Summary of Significant Accounting Policies

Revenue Recognition

Apartment homes are rented under lease agreements with terms of one year or less. Rental income is recognized when earned. This policy effectively results in income recognition on the straight-line method over the related terms of the leases.

Use of Estimates

Management has made a number of estimates and assumptions relating to the reporting of revenue and certain expenses to prepare the Combined Historical Statement of Revenue in Excess of Certain Expenses in conformity with U.S. generally accepted accounting principles. Actual results could differ from these estimates.

Combining Information

Following is the combining information of the Communities acquired for the year ended December 31, 2005:

	Lake Clearwater		Castle Creek		Total	
Revenue:						
Rent and other	$	2,322	$	2,825	$	5,147
Certain expenses:						
Operating expenses		556		693		1,249
Real estate taxes and insurance		295		367		662
		851		1,060		1,911
Revenue in excess of certain expenses	$	1,471	$	1,765	$	3,236

PRO FORMA BALANCE SHEET

The accompanying unaudited Pro Forma Balance Sheet of NTS Realty Holdings Limited Partnership ("NTS Realty") is presented as if Castle Creek and Lake Clearwater had been acquired along with our previously reported acquisition of the Groves on December 31, 2005. The unaudited Pro Forma Balance Sheet should be read in conjunction with the unaudited Pro Forma Statement of Operations for the year ended December 31, 2005 and the historical financial statements and notes thereto of NTS Realty reported on Form 10-K for the Year Ended December 31, 2005 and dated March 31, 2006. In management's opinion, all adjustments necessary to reflect the acquisitions of Castle Creek, Lake Clearwater and the Groves have been made. The following unaudited Pro Forma Balance Sheet is not necessarily indicative of what the actual financial position would have been assuming the above transaction had been consummated at December 31, 2005, nor do they purport to represent the future position of NTS Realty.

NTS REALTY HOLDINGS LIMITED PARTNERSHIP
Pro Forma Balance Sheet
December 31, 2005
(unaudited)

	Historical Amounts (A)		The Groves (B)		Castle Creek and Lake Clearwater (B)		Pro Forma Amounts
ASSETS:							
Cash and equivalents	$ 5,409,318	$	-	$	-	$	5,409,318
Cash and equivalents - restricted	1,260,937		-		-		1,260,937
Accounts receivable, net	2,200,461		-		-		2,200,461
Deposits	2,800,000		(2,800,000)		-		-
Land, buildings and amenities, net	148,626,244		117,038,380		49,644,644		315,309,268
Long-lived assets held for sale	22,545,123		(22,545,123)		-		-
Other assets	4,966,740		301,776		467,457		5,735,973
Total assets	$ 187,808,823	$	91,995,033	$	50,112,101	$	329,915,957
LIABILITIES:							
Mortgages and notes payable	$ 138,012,832	$	43,342,277	$	49,647,927	$	231,003,036
Accounts payable and accrued expenses	2,801,960		-		127,639		2,929,599
Accounts payable and accrued expenses due to affiliate	373,138		-		-		373,138
Distributions payable	2,276,321		-		-		2,276,321
Security deposits	794,727		95,835		104,374		994,936
Long-lived liabilities held for sale	222,575		(222,575)		-		-
Other liabilities	1,277,075		277,103		136,630		1,690,808
Total liabilities	145,758,628		43,492,640		50,016,570		239,267,838
COMMITMENTS AND CONTINGENCIES							
PARTNERS' EQUITY	42,050,195		48,502,393		95,531		90,648,119
Total liabilities and partners' equity	$ 187,808,823	$	91,995,033	$	50,112,101	$	329,915,957

The accompanying notes to pro forma balance sheet are an integral part of this statement.

NTS REALTY HOLDINGS LIMITED PARTNERSHIP
Notes to Pro Forma Balance Sheet
December 31, 2005
(unaudited)

A) Historical Amounts

Represents the balance sheet of NTS Realty as of December 31, 2005, as contained in the historical financial statements and notes thereto filed on Form 10-K.

B) Pro Forma Adjustments

The Groves

Represents the acquisition of the Groves for a total purchase price of approximately $117.3 million. The unaudited Pro Forma Balance Sheet reflects the financing of the Groves acquisition using the proceeds of the sale of our Golf Brook and Sabal Park multifamily properties, which were classified as long-lived assets held for sale at December 31, 2005, through the use of a tax deferred 1031 exchange. We assumed approximately $33.4 million of the Groves existing mortgage debt and had additional borrowings of approximately $9.9 million. We also substituted the Groves properties as replacement collateral for Golf Brook and Sabal Park under our existing mortgage debt.

Castle Creek and Lake Clearwater

Represents the acquisition of Castle Creek and Lake Clearwater for a total purchase price of approximately $50.0 million.

The acquisition was financed using the borrowings on our note payable to a bank of approximately $42.5 million, at a rate of LIBOR + 2.5% interest, maturing October 1, 2006. The remainder of the transaction was financed using proceeds from our revolving note payable to a bank, bearing interest at a rate of 6.12% at December 31, 2005.

PRO FORMA STATEMENT OF OPERATIONS

The accompanying unaudited Pro Forma Statement of Operations of NTS Realty Holdings Limited Partnership ("NTS Realty") for the year ended December 31, 2005 is presented as if Castle Creek and Lake Clearwater had been acquired along with our previously reported acquisition of the Groves on January 1, 2005. The unaudited Pro Forma Statement of Operations should be read in conjunction with the historical financial statements and notes thereto of NTS Realty reported on Form 10-K for the Year Ended December 31, 2005 and dated March 31, 2006. The following unaudited Pro Forma Statement of Operations is not necessarily indicative of what the actual results of operations would have been for the year ending December 31, 2005, assuming the above transactions had been consummated on January 1, 2005, nor do they purport to represent the future position of NTS Realty.

NTS REALTY HOLDINGS LIMITED PARTNERSHIP
Pro Forma Statement of Operations
December 31, 2005
(unaudited)

	Historical Amounts (A)	The Groves (B)	Castle Creek and Lake Clearwater (B)	Pro Forma Amounts
REVENUE:				
Rental income	$ 27,711,557	$ 10,265,080	$ 5,147,214	$ 43,123,851
Tenant reimbursements	2,196,457	-	-	2,196,457
Total revenue	29,908,014	10,265,080	5,147,214	45,320,308
EXPENSES:				
Operating expenses	6,724,824	1,139,464	739,528	8,603,816
Operating expenses reimbursed to affiliate	3,278,271	876,565	509,166	4,664,002
Management fees	1,400,065	513,254	257,361	2,170,680
Property taxes and insurance	2,847,529	1,414,160	662,074	4,923,763
Professional and administrative expenses	2,757,081	-	-	2,757,081
Professional and administrative expenses reimbursed to affiliate	1,416,818	-	-	1,416,818
Depreciation and amortization	7,812,769	4,943,749	3,185,569	15,942,087
Total operating expenses	26,237,357	8,887,192	5,353,698	40,478,247
OPERATING INCOME (LOSS)	3,670,657	1,377,888	(206,484)	4,842,061
Interest and other income	443,164	-	-	443,164
Interest expense	(7,230,978)	(2,190,391)	(3,551,676)	(12,973,045)
Loss on disposal of assets	(619,768)	-	-	(619,768)
Income from investment in joint venture	953,300	-	-	953,300
LOSS FROM CONTINUING OPERATIONS	$ (2,783,625)	$ (812,503)	$ (3,758,160)	$ (7,354,288)
Loss from continuing operations allocated to limited partners	$ (2,608,881)	$ (761,497)	$ (3,522,238)	$ (6,892,616)
Loss from continuing operations per limited partnership unit	$ (0.25)	$ (0.07)	$ (0.33)	$ (0.65)
Number of limited partnership interests	10,667,117	10,667,117	10,667,117	10,667,117

The accompanying notes to pro forma statement of operations are an integral part of this statement.

NTS REALTY HOLDINGS LIMITED PARTNERSHIP
Notes to Pro Forma Statement of Operations
December 31, 2005
(unaudited)

A) Historical Amounts

Represents the historical consolidated statement of operations of NTS Realty for the year ended December 31, 2005, as contained in the historical financial statements and notes thereto filed on Form 10-K.

B) Pro Forma Adjustments

The Groves

Represents the pro forma revenue and expenses for the year ended December 31, 2005 attributable to the acquisition of the Groves as if the acquisition had occurred on January 1, 2005. The unaudited Pro Forma Statement of Operations reflects the financing of the Groves acquisition using the proceeds of the sale of our Golf Brook and Sabal Park multifamily properties through the use of a tax deferred 1031 exchange and the assumption of the Groves existing mortgage debt as well as substituting the Groves properties as replacement collateral for Golf Brook and Sabal Park under our existing mortgage debt. Management fees expensed represents the amount of fees that would have been paid under NTS Realty's management agreement with NTS Development Company. Interest expense incurred of approximately $1.6 million is attributable to the existing debt of approximately $33.4 million on The Groves at Whitworth and The Groves at Richland that we assumed at acquisition. The debt bears annual interest at 5.35%, requires monthly payments of principal and interest of $186,388 through January 15, 2015, and will have a remaining balance due of approximately $28.4 million. Additional interest expense of approximately $610,000 is attributable to borrowings on our revolving note payable to a bank of approximately $9.9 million, at a rate of 6.12% interest at December 31, 2005. Preliminary depreciation and amortization expense of approximately $4.9 million relates to the aggregate purchase price of approximately $117.3 million less a preliminary allocation to land of approximately $20.9 million and is calculated as follows:

	Basis	Approximate Pro Forma Depreciable Life	Year Ended December 31, 2005 Expense
ASSETS:			
Building	$ 87,560,241	30 Years	$ 2,918,675
Furniture, fixtures and equipment	8,616,492	5 Years	1,723,298
In-place leases	301,776	1 Year	301,776
Total	$ 96,478,509		$ 4,943,749

Castle Creek and Lake Clearwater

Represents the pro forma revenue and expenses for the year ended December 31, 2005 attributable to the acquisition of Castle Creek and Lake Clearwater as if the acquisition had occurred on January 1, 2005. The unaudited Pro Forma Statement of Operations reflects the financing of Castle Creek and Lake Clearwater acquisition using the borrowings on our note payable to a bank of approximately $42.5 million, at a rate of LIBOR +2.5% interest, maturing October 1, 2006. The remainder was funded using borrowings on our revolving note payable to a bank at a rate of 6.12% interest at December 31, 2005. Management fees expensed represents the amount of fees that would have been paid under NTS Realty's management agreement with NTS Development Company. Interest expense incurred of approximately $3.5 million is attributable to the note payable and borrowings on our revolving note payable. Preliminary depreciation and amortization expense of approximately $3.2 million relates to the aggregate purchase price of approximately $50.0 million less a preliminary allocation to land of approximately $3.3 million and is calculated as follows:

	Basis	Approximate Pro Forma Depreciable Life	Year Ended December 31, 2005 Expense
ASSETS:			
Building	$ 42,372,387	30 Years	$ 2,035,761
Furniture, fixtures and equipment	3,972,256	5 Years	794,451
In-place leases	355,357	I Year	355,357
Total	$ 46,700,000		$ 3,185,569